Exhibit 3.1

CERTIFICATE ELIMINATING
REFERENCE TO A SERIES
OF SHARES OF PREFERRED STOCK
FROM THE CERTIFCATE OF INCORPORATION

OF

NEWFIELD EXPLORATION COMPANY

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, it is hereby certified that:

1. The name of the corporation (hereinafter referred to as the “corporation”) is Newfield Exploration Company.

2. The designation of the series of shares of preferred stock of the corporation to which this certificate relates is Series A Junior Participating Preferred Stock, $0.01 par value per share (the “Series A Stock”).

3. The voting powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of the said series of shares of preferred stock were provided for in a resolution adopted by the Board of Directors of the corporation pursuant to authority expressly vested in it by the provisions of the certificate of incorporation of the corporation.  A certificate setting forth the said resolution has been heretofore filed with the Secretary of State of the Delaware pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware.

4. The Board of Directors of the corporation has adopted the following resolutions:

WHEREAS, on February 17, 1999, the Company filed a Certificate of Designation for its Series A Junior Participating Preferred Stock with the Secretary of State of Delaware (the “Series A Certificate”), which Series A Certificate authorized the issuance of 100,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Stock”);

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby acknowledges that no shares of Series A Stock remain outstanding and deems it in the best interest of the Company that no shares of the authorized Series A Stock will be issued subject to the Series A Certificate due to the specificity of their designated preferences and rights which were created by the Board to fit a specific need of the Company at the time of the designation of the Series A Stock;

FURTHER RESOLVED, that the Board hereby directs the Authorized Officers to file a Certificate of Elimination with the Secretary of State of Delaware to eliminate from the Company’s Certificate of Incorporation all matters set forth in the Series A Certificate in accordance with Section 151(g) of the Delaware General Corporation Law, thus returning the shares of previously authorized Series A Stock to the status of authorized but unissued shares of preferred stock of the Company without designation as to a series; and

FURTHER RESOLVED, that the Authorized Officers, or any one of them, be and they are hereby authorized and empowered to execute and file with the Secretary of State of Delaware and any other appropriate state and county offices, a Certificate of Elimination in accordance with Section 151(g) of the Delaware General Corporation Law, the signature of any one of them being conclusive evidence of such authority.

5. Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, upon the effective date of the filing of this certificate, the elimination from the certificate of designation with respect to the Series A Stock shall be effected, and all authorized shares of Series A Stock shall return to the status of authorized but unissued shares of preferred stock of the corporation, without designation as to a series.

IN WITNESS WHEREOF, Newfield Exploration Company has caused this certificate to be signed by Terry W. Rathert, its Executive Vice President and Chief Financial Officer, on this 8th day of August, 2011.

NEWFIELD EXPLORATION COMPANY

By:	/s/ Terry W. Rathert
Executive Vice President and Chief Financial Officer